Exhibit 99.1

ENGAGED CAPITAL SENDS LETTER TO BOARD OF QUOTIENT TECHNOLOGY INC.

•	Engaged has learned that Chairman & CEO Steven Boal has approached third parties regarding the potential sale of 19.9% of the Company’s outstanding shares

•	Sale would be a blatant effort at vote buying ahead of a likely proxy contest and direct contradiction to the professed reasons for implementing a 4.9% NOL pill in November 2021

•	Engaged warns that if the Board proceeds with such a transaction, it will commence legal action immediately against the Company and each director individually

Newport Beach, CA, January 10, 2022 - Engaged Capital, LLC, an investment firm specializing in enhancing the value of small and mid-cap North American equities and the owner of 6.5% of the outstanding shares of Quotient Technology Inc. (NYSE: QUOT) (the “Company”), today sent a letter to the Company’s Board of Directors.

The full text of the letter follows:

January 10, 2022

Quotient Technology Inc.

1260 East Stringham Avenue, Suite 600

Salt Lake City, Utah 84106

Attn: Board of Directors

Dear Board Members:

Engaged Capital, LLC (“Engaged,” “us,” or “we”) is one of the largest stockholders of Quotient Technology Inc. (“Quotient” or the “Company”), with ownership of approximately 6.5% of the Company’s outstanding shares. We are writing today as a follow-up to our prior letter to the Board of Directors of the Company (the “Board”), dated December 15, 2021 (the “December 15th Letter”), which is attached hereto as Exhibit A for your convenience.

It has come to our attention from multiple credible sources that Chairman and CEO Steven Boal, with the support of Lead Independent Director Jody Gessow and Chair of the Nominating and Corporate Governance Committee Robert McDonald, is having conversations with third parties regarding selling up to 19.9% of the Company’s outstanding shares in the form of convertible preferred securities to then use the proceeds to repurchase shares of common stock of the Company. This is clearly a self-serving act in an attempt to secure votes ahead of a likely proxy contest at the 2022 Annual Meeting of Stockholders, where Messrs. Boal and McDonald are the two directors up for re-election. Other than vote buying, this would be an inexplicable business decision given the highly dilutive effect of an equity capital raise when the stock is trading near all-time lows.

Engaged Capital LLC • 610 Newport Center Drive • Suite 250 • Newport Beach, CA 92660 • Tel 949-734-7900 • Fax 949-734-7901

Such a transaction would epitomize the blatant vote-buying schemes that run contrary to the duties of care, loyalty and good faith owed by directors, which we explicitly cautioned the Board against entering in the December 15th Letter. In that letter, and during a phone call the same day with Messrs. Gessow and McDonald, we strongly suggested the Board hire its own independent legal counsel and investment bankers as it was clear to us from discussions with people close to the Company that certain members of the Board and management have diverging interests (e.g. self-preservation) from the Board as a whole.

The insights we have gleaned over the last few weeks with regards to Mr. Boal’s actions only strengthen our concerns and accelerate the need for the independent directors in the boardroom to become more involved with the Company’s governance before it is too late – sacrificing stockholders’ interests for the benefit of certain individuals would result in drastic consequences and expose the entire Board to liability, not to mention the damage it would have on each and every director’s reputation. Further, we also encourage the independent directors to educate themselves on the toxic culture at Quotient that has led to the Company’s chronic and persistent underperformance by speaking with some of the many former executives that have departed over the last few years.

We remind you that the tax benefits preservation plan, dated as of November 11, 2021 (the “NOL Pill”), adopted by the Board generally prohibits stockholders from acquiring 4.9% or more of the Company’s outstanding shares of common stock. We submitted a books and records request in accordance with Delaware law back on December 3, 2021 in connection with our concerns that the NOL Pill was adopted to insulate the current Board and to deter or gain an unfair advantage in any potential proxy contest – unfortunately the Company has still not produced any materials in response to our request more than a month later. To then turn around and sell up to 19.9% of the Company in the form of convertible preferred stock would be a clear-cut entrenchment maneuver and breach of the Board’s fiduciary duties to stockholders.

To be clear, if the Board proceeds with such a transaction, we will commence legal action immediately against the Company and each director individually. We will also seek an injunction to prevent any newly issued shares from being voted while the action is pending and otherwise exhaust all legal remedies to ensure that stockholders’ rights are protected at Quotient.

Best Regards,

/s/ Glenn W. Welling

Glenn W. Welling
Founder and Chief Investment Officer
Engaged Capital, LLC

EXHIBIT A
(Letter to Board, dated December 15, 2021)

December 15, 2021

Quotient Technology Inc.

1260 East Stringham Avenue, Suite 600

Salt Lake City, Utah 84106

Attn: Board of Directors

Dear Board Members:

Engaged Capital, LLC (“Engaged,” “us,” or “we”) is one of the largest stockholders of Quotient Technology Inc. (“QUOT” or the “Company”), with ownership of approximately 6.5% of the Company’s outstanding shares. As you are aware, on November 17, 2021, we submitted a formal request to the Board of Directors of the Company (the “Board”) seeking an exemption to the Company’s tax benefits preservation plan, dated as of November 11, 2021 (the “NOL Pill”), to allow us to acquire beneficial ownership of up to 9.99% of the Company’s outstanding shares.

In a separate letter to the Board dated November 17, 2021, we questioned the Board’s purported justification for adopting the NOL Pill (particularly as it extends to securities beyond beneficial ownership of common stock that have no bearing on NOLs) and called on the Board to provide stockholders with evidence justifying the adoption of the NOL Pill (including how close the Company is to experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, that would necessitate its adoption) and prove that it is not just another entrenchment device.

Needless to say, we were utterly shocked when Chairman and CEO Steven Boal told us, during a telephone conversation on December 1, 2021, that the Company was still running the 382 calculations and would be back to us on the exemption request. To be clear, the calculations should have been done before adopting the NOL Pill and the failure to do so reveals its true purpose – entrenchment. We pointed this out to Mr. Boal and he said the Company was just following the advice of its legal counsel.

From the foregoing, it is apparent the Board needs to hire its own legal counsel separate and apart from the Company’s counsel. The Company, led by its management team, could have different motivations (e.g. self-preservation) than the Board and what is in the best interests of stockholders, so it is imperative the Board has competent legal counsel to guide it appropriately. To the extent helpful, several suggestions of well-respected firms that regularly counsel boards of directors include Weil Gotshal, Paul Weiss, Kirkland & Ellis and Sullivan & Cromwell.

On a related note, we are explicitly cautioning the Board against entering into any dilutive transaction or private placement of shares. Given that the Company’s legal counsel has a history of advising companies to undertake such transactions even when capital is not required (as would be the case at QUOT) as a defensive maneuver to a looming proxy contest and stockholder discontent, we believe that such a warning is appropriate. These transactions are blatant vote-buying schemes and run contrary to the duties of care, loyalty and good faith owed by directors (especially when following the adoption of a questionable NOL Pill!). To be clear, if the Board engages in such a transaction, we will exhaust all legal remedies, including coming after each of you and your assets, individually.

Rather than pursuing value-destructive or dilutive transactions, the Board should hire a nationally recognized investment bank (e.g. Goldman Sachs, Morgan Stanley, Centerview Partners, Moelis & Company or Jefferies) to review all alternatives to enhancing stockholder value, including a possible sale of the entire Company, rather than entrenching under-performing management and the Board.

We had the opportunity to share some of our views earlier today with directors Jody Gessow and Bob McDonald and look forward to establishing a further direct dialogue with the rest of the independent members of the Board.

Best Regards,

/s/ Glenn W. Welling

Glenn W. Welling
Founder and Chief Investment Officer
Engaged Capital, LLC

About Engaged Capital:

Engaged Capital, LLC (“Engaged Capital”) is an investment advisor with a private equity-like investing style in the U.S. public equity markets. Engaged Capital seeks to help build sustainable businesses that create long-term shareholder value by engaging with and bringing an owner’s perspective to the managements and boards of undervalued public companies and working with them to unlock the embedded value within their businesses. Engaged Capital focuses on delivering superior, long-term, risk-adjusted returns for our limited partners. Engaged Capital was established in 2012 and is based in Newport Beach, California. Learn more at www.engagedcapital.com.

Investor Contact:

Engaged Capital, LLC

Glenn W. Welling, 949-734-7900

Media Contact:

Gagnier Communications
Dan Gagnier, 646-569-5897

dg@gagnierfc.com